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SECURI[illegible] ION

09041350

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilford Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie Sachs 212-888-6400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/4/09

OATH OR AFFIRMATION

I, Ralph Worthington, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilford Securities Incorporated, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

Notary Public

BONNIE J SACHS
Notary Public - State of New York
NO. 01SA5020353
Qualified in Nassau County
My Commission Expires 11/15/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Gilford Securities Incorporated

We have audited the accompanying consolidated statement of financial condition of Gilford Securities Incorporated and Subsidiaries (the "Company") as of December 31, 2008, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gilford Securities Incorporated as of December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidated information contained in the supplementary schedules on page 14-15 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

GILFORD SECURITIES INCORPORATED
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	139,937
Cash and cash equivalents held at clearing broker-dealer		3,287,071
Commissions receivable		615,663
Securities owned, at fair value		2,052,665
Loans receivables		1,006,500
Income taxes receivable		25,227
Property and equipment, net		348,926
Security deposits		221,599
Other assets		531,050
TOTAL ASSETS	$	8,228,638

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accrued expenses	$	1,700,318
Deferred tax liability		35,000
Total liabilities		1,735,318
Commitments and contingencies (Notes 4 and 8)		
Shareholders' equity:		
Common stock - $.005 par value; 50,000 shares authorized, 8,316 shares issued and outstanding		42
Additional paid-in capital		2,981,720
Retained earnings		3,511,558
Total shareholders' equity		6,493,320
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	8,228,638

See accompanying notes to consolidated financial statements.

**GILFORD SECURITIES INCORPORATED
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008**

Revenue:	
Commission income	$ 13,533,647
Trading	(132,211)
Interest income	115,441
Investment banking and corporate finance fees	2,745,735
Clearance credit	1,103,037
Other income	552,595
Total revenue	17,918,244
Expenses:	
Salaries and employee benefits	10,634,519
Occupancy costs and equipment rental	1,096,239
Professional fees	1,689,942
Communications	663,796
Insurance	70,229
Clearance fees, floor brokerage and commissions	492,397
Other operating expenses	461,815
Travel and entertainment	341,475
Depreciation and amortization	112,577
Office expense	237,253
Total expenses	15,800,242
Income before provision for income taxes	2,118,002
Provision for income taxes	826,000
NET INCOME	$ 1,292,002

See accompanying notes to consolidated financial statements.

GILFORD SECURITIES INCORPORATED
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance - beginning	8,560	$ 43	$ 2,847,047	$ 5,093,765	$ 7,940,855
Dividends	-	-	-	(2,501,000)	(2,501,000)
Common stock purchased and retired	(830)	(4)	(371,898)	(373,209)	(745,111)
Common stock issued	585	3	506,571	-	506,574
Net income	-	-	-	1,292,002	1,292,002
BALANCE - ENDING	8,315	$ 42	$ 2,981,720	$ 3,511,558	$ 6,493,320

See accompanying notes to consolidated financial statements.

GILFORD SECURITIES INCORPORATED
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ 1,292,002
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	112,577
Valuation of securities not readily marketable	157,014
Deferred tax benefit	(25,000)
Changes in assets and liabilities:	
Cash held at clearing broker-dealer	5,021,036
Commissions receivable	466,786
Income taxes receivable	(25,227)
Securities owned, at fair value	(1,978,430)
Loans receivables	(742,500)
Accrued expenses	(903,182)
Accrued income taxes	(161,015)
Other assets	(481,049)
Net cash provided by operating activities	2,733,012
Cash used in investing activities:	
Purchase of property and equipment	(4,090)
Cash flows from financing activities:	
Common stock repurchased and retired	(745,111)
Proceeds from sale of common stock	506,574
Dividends paid	(2,501,000)
Net cash used in financing activities	(2,739,537)
Net decrease in cash and cash equivalents	(10,615)
Cash and cash equivalents - beginning	150,552
CASH AND CASH EQUIVALENTS - ENDING	$ 139,937
Supplemental disclosure of cash flow information:	
Income taxes paid	$ 1,065,696

See accompanying notes to consolidated financial statements.

NOTE 1. ORGANIZATION

Gilford Securities Incorporated (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on September 24, 1979. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears their securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records. The Company also conducts underwriting and corporate finance activities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the financial condition, activities and cash flows of Gilford Securities Incorporated, Gilford Financial Corporation, and Gilford Insurance Agency Incorporated. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis. Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent, net of syndicate expenses, along with fees earned from providing financial advisory services. Investment banking fees are recognized at the time the transaction is consummated. Corporate finance revenues represent fees earned from private placement offerings. Corporate finance fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with maturities of three months or less.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for depreciation and amortization for income tax purposes and not financial reporting purposes. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, when necessary, to reduce the deferred tax assets to their estimated net realizable value.

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on a accelerated basis over the estimated useful lives of the assets, which range from five to seven years. For leasehold improvements, depreciation is provided over the shorter of the life of the asset or the term of the related lease.

Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position ("FSP") No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements (see Note 14).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation FIN No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 consolidated financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2008:

Furniture and fixtures	$ 637,547
Leasehold improvements	228,854
	866,401
Less: accumulated depreciation	(517,475)
Property and equipment, net	$ 348,926

Depreciation expense for the year ended December 31, 2008, amounted to $112,577.

NOTE 4. CONTINGENCIES

The Company is subject to various regulatory and legal proceedings arising during the ordinary course of operations. Management of the Company, after consultation with outside legal counsel, believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial condition.

NOTE 5. INCOME TAXES

The following is a summary of the Company's income tax provision for the year ended December 31, 2008:

Current:	
Federal	$ 581,000
State and city	270,000
Total current	851,000
Deferred:	
Federal	(18,000)
State and city	(7,000)
Total deferred	(25,000)
Total tax provision	$ 826,000

The above provision for income taxes differs from the amount calculated by applying the statutory federal rate to pretax income principally because of state and local income taxes (net of the related federal tax benefit).

Deferred income taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal temporary difference is for depreciation for income tax purposes, which is different than amounts computed for financial reporting purposes.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had net capital of $4,539,488, which exceeds the Company's minimum net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1 as of December 31, 2008.

NOTE 7. RELATED-PARTY TRANSACTIONS

The Company and other entities affiliated with certain principal shareholders of the Company share office space, personnel and other administrative expenses. Substantially all of these expenses are borne by the Company.

At December 31, 2008, the Company had four loans from employees outstanding, one of the loans is for $925,000 and is due December 31, 2009, with an annual interest rate of 5%.

NOTE 8. LEASE COMMITMENTS

The Company leases their main office and other sales offices under non-cancelable leases expiring through December 2015. At December 31, 2008, future minimum annual lease commitments under all operating leases are as follows:

Year ending December 31:	
2009	$ 855,151
2010	645,299
2011	635,315
2012	524,600
2013	524,600
Thereafter	1,049,200
	$ 4,234,165

Rent expense amounted to $966,064 for the year ended December 31, 2008.

In addition to basic rent, the Company is obligated for the payment of escalation costs and additional costs as required under the terms of the leases.

NOTE 9. EMPLOYEE BENEFITS

The Company sponsors a 401(k) retirement plan for the benefit of participating employees. The plan covers all employees meeting certain eligibility requirements. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2008.

The Company is primarily self-insured, up to certain limits, for employee group health claims. Operations are charged (1) with the cost of claims reported and (2) an estimate of claims incurred but not reported. A liability for unpaid claims, including incurred-but-not-reported losses, is determined by management and is reflected in the statement of financial condition as an accrued liability. The determination of such claims and expenses and the appropriateness of the related liability is continually reviewed and updated.

NOTE 10. CLEARING AGREEMENT AND REBATED FEES

The Company has a clearing agreement with a clearing broker, under which clearing and other related services are provided to the Company. Pursuant to the agreement, the Company is entitled to certain rebates and other credits, as defined.

NOTE 11. SECURITIES OWNED AT FAIR VALUE

At December 31, 2008, securities owned consisted of trading and investment securities at fair values, as follows:

Equities	$ 52,665
U.S. Government Securities	2,000,000
	$ 2,052,665

NOTE 12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and their clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by their customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors their customer activity by reviewing information it receives from their clearing broker-dealer on a daily basis and by requiring customers to deposit additional collateral or reduce positions when necessary.

NOTE 13. SHAREHOLDERS' EQUITY

Pursuant to the terms of a shareholder agreement, in the event of a shareholder's termination of employment with the Company or the death of a shareholder, for a period of 60 days the Company may redeem all or any part of the common shares owned by such shareholder. The amount to be paid is based on the shareholder's equity per share, as defined in the agreement. If the Company elects not to purchase the shares, then for a period of 30 days an affiliate has the same rights with respect to the shares. If neither the Company nor the affiliate elect to purchase the shares, then commencing on the earlier to occur of 105 days after (1) the employees' termination or (2) the date the Company obtains actual notice of the death of a shareholder, for a period of 30 days the shareholder (or his or her representative) has the right, after notice to the Company, to require the Company to purchase such common shares based on a calculation of shareholders' equity per share, as defined in the agreement.

During 2008, the Company purchased 830 shares of common stock from shareholders for total consideration paid of approximately $745,100.

In addition, during 2008 the Company sold and issued 585 shares of common stock for total proceeds of approximately $506,500.

During 2008, the Company paid to their shareholders cash dividends of $2,501,000.

NOTE 14. FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the first order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the last order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the consolidated statement of financial condition are categorized based on the inputs to valuation techniques as follows:

> Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.
>
> Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.
>
> Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

As of December 31, 2008, all of the Company's investments are considered Level 1 securities, which are valued based upon quoted prices available in active markets for identical investments.

SUPPLEMENTARY INFORMATION

GILFORD SECURITIES INCORPORATED
AND SUBSIDIARIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital:	
Total shareholders' equity	$ 6,493,320
Deductions:	
Non-allowable assets:	
Loans receivables	(1,006,500)
Property and equipment, net	(348,926)
Security deposits	(221,599)
Other assets, net	(306,049)
Total non-allowable assets	(1,883,074)
Other deductions:	
Haircuts on marketable securities	(70,758)
Total deductions	(1,953,832)
NET CAPITAL	$ 4,539,488
Aggregate indebtedness:	
Accrued expenses	$ 1,735,318
Computation of basic net capital requirement:	
6 2/3% of aggregate indebtedness	$ 115,688
Minimum net capital required	$ 250,000
Excess net capital	$ 4,289,488
Excess net capital at 1000%	$ 4,365,956
Ratio: aggregate indebtedness to net capital	0.38 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17a-5 as of December 31, 2008):	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 4,719,283
Net effect of audit adjustments related to:	
Operating expense accruals	14,889
Non-allowable asset adjustment	(246,770)
Tax accrual adjustment	27,086
Deferred tax liability adjustment	25,000
NET CAPITAL, AS ADJUSTED	$ 4,539,488

See independent auditors' report.

GILFORD SECURITIES INCORPORATED
AND SUBSIDIARIES
OTHER INFORMATION
DECEMBER 31, 2008

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

See independent auditors' report.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Gilford Securities Incorporated and Subsidiaries

In planning and performing our audit of the consolidated financial statements of Gilford Securities Incorporated and Subsidiaries (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2009